

May 30, 2014

<u>Via E-mail</u>
Dmitri Brakin
President
Kange Corp.
848 N. Rainbow Blvd #3435
Las Vegas, NV 89107

> **Re:** **Kange Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 19, 2014**
> **File No. 333-194055**

Dear Mr. Brakin:

We have reviewed your amended registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 24, 2014.

<u>General</u>

1. We note your response to prior comment 2. Please revise your prospectus to discuss the restriction on the use of Form S-8 by shell companies.

2. We note your response to prior comment 3 and reissue the comment. Please revise your disclosure to identify your selling shareholders as underwriters and state that the offering price of the shares being sold must be fixed for the duration of the offering. Please make these revisions in each of the following sections: (i) footnote two in the fee table, (ii) the offering table on page 8, and (iii) determination of the offering price on page 16.

<u>Financial Statements as of February 28, 2014 and November 30, 2013</u>

<u>Notes to Financial Statements</u>

<u>Note 8 – Subsequent Events, page 59</u>

3. Your disclosure states that you analyzed your operations subsequent to February 28, 2014 to the date these financial statements were issued on "May 1316, 2014." Revise to include the correct date.

Your amended document should include a copy marked to show changes from this filing. Please ensure that the marked copy provided to satisfy Rule 472(a) is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs and are particularly helpful to the review process.

You may contact Laura Veator, Staff Accountant at (202) 551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447 or, in his absence, me at (202) 551-3453. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via E-mail
        David Lubin, Esq.
        David Lubin & Associates, PLLC